UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934

                          MARRIOTT INTERNATIONAL, INC.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    571903103
                                 (CUSIP Number)

                               Ralph W. Hardy, Jr.
                                 Dow Lohnes PLLC
                         1200 New Hampshire Avenue, N.W.
                      Washington, D.C. 20036 (202) 776-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.       |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             SCHEDULE 13D


-------------------------------------------------------------------------------------------------------------------------------
 CUSIP No. 571903103                                                                               Page 2 of 26 Pages
-------------------------------------------------------------------------------------------------------------------------------

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)                     JWM Family Enterprises, Inc.
                                                                                                   52-1823618
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)  |_|
                                                                                                   (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                              OO
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                   |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                                         Delaware
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
NUMBER OF SHARES                7        SOLE VOTING POWER                                         0
  BENEFICIALLY                 -------- ---------------------------------------------------------------------------------------
    OWNED BY                   -------- ---------------------------------------------------------------------------------------
      EACH                      8        SHARED VOTING POWER                                       24,027,960+*
    REPORTING                   -------- ---------------------------------------------------------------------------------------
     PERSON                     -------- ---------------------------------------------------------------------------------------
      WITH                      9        SOLE DISPOSITIVE POWER                                    0
                               -------- ---------------------------------------------------------------------------------------
                               -------- ---------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER                                  24,027,960+*
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      24,027,960+*
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   5.8%**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 14                   TYPE OF REPORTING PERSON                                                     CO
-------------------- ----------------------------------------------------------------------------------------------------------


+ On April 28, 2006, Marriott International, Inc. announced a two-for-one stock split in the form of a stock dividend, with a record date of May 18, 2006 and a payment date of June 9, 2006.  All share amounts presented in this table and the related footnotes give effect to the two-for-one stock split.

*  Consists of 13,200,000 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P.
and 10,827,960 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family
Enterprises, L.P.

**  The denominator is based on 413,906,314 shares of Class A Common Stock outstanding as of April 14, 2006, as stated on the facing page of the Form 10-Q.



                                                             SCHEDULE 13D

------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 3 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------


-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)                     JWM Family Enterprises, L.P.
                                                                                                   52-1821926
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)  |_|
                                                                                                   (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                              OO
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                   |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                                         Delaware
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
NUMBER OF SHARES                7        SOLE VOTING POWER                                         0
  BENEFICIALLY                 -------- ---------------------------------------------------------------------------------------
    OWNED BY                   -------- ---------------------------------------------------------------------------------------
      EACH                      8        SHARED VOTING POWER                                       24,027,960+*
   REPORTING                   -------- ---------------------------------------------------------------------------------------
    PERSON                     -------- ---------------------------------------------------------------------------------------
     WITH                       9        SOLE DISPOSITIVE POWER                                    0
                               -------- ---------------------------------------------------------------------------------------
                               -------- ---------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER                                  24,027,960+*
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      24,027,960+*
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   5.8%**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 14                   TYPE OF REPORTING PERSON                                                     PN
-------------------- ----------------------------------------------------------------------------------------------------------


+ On April 28, 2006, Marriott International, Inc. announced a two-for-one stock split in the form of a stock dividend, with a record date of May 18, 2006 and a payment date of June 9, 2006.  All share amounts presented in this table and the related footnotes give effect to the two-for-one stock split.

*  Consists of 13,200,000 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P.
and 10,827,960 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family
Enterprises, L.P.

** The denominator is based on 413,906,314 shares of Class A Common Stock outstanding as of April 14, 2006, as stated on the facing page of the Form 10-Q.



                                                             SCHEDULE 13D


------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 4 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)                     J.W. Marriott, Jr.
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)  |_|
                                                                                                   (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                              OO
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                   |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                                         United States of America
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
NUMBER OF SHARES                7        SOLE VOTING POWER                                         12,2854,720+*
  BENEFICIALLY                 -------- ---------------------------------------------------------------------------------------
    OWNED BY                   -------- ---------------------------------------------------------------------------------------
      EACH                      8        SHARED VOTING POWER                                       50,475,720+*
   REPORTING                   -------- ---------------------------------------------------------------------------------------
    PERSON                     -------- ---------------------------------------------------------------------------------------
     WITH                       9        SOLE DISPOSITIVE POWER                                    12,285,720+*
                               -------- ---------------------------------------------------------------------------------------
                               -------- ---------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER                                  50,475,720+*
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      67,512,200+**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   16.0%****
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 14                   TYPE OF REPORTING PERSON                                                     IN
-------------------- ----------------------------------------------------------------------------------------------------------

+ On April 28, 2006, Marriott International, Inc. announced a two-for-one stock split in the form of a stock dividend, with a record date of May 18, 2006 and a payment date of June 9, 2006.  All share amounts presented in this table and the related footnotes give effect to the two-for-one stock split.

* Consists of the following:  (a) 4,552,474  shares held directly by J. W. Marriott,  Jr.; (b) 7,333,064 shares subject to options held by J. W. Marriott,  Jr.  currently  exercisable or exercisable  within 60 days; and (c) 400,182 shares held in J. W. Marriott's
401(k) account.

**  Consists of the following: (a) 5,949,354 shares held by 16 trusts for the benefit of the children of J. W. Marriott, Jr. and the children of Richard E. Marriott, for which J. W. Marriott serves as co-trustee; (b) 10,298,610 shares owned by The J. Willard &
Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a co-trustee; (c) 6,198,078 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., in which the descendents of J.W. Marriott, Jr.
has a remainder interest and for which he serves as a co-trustee; (d) 395,756 shares held by two trusts established for the benefit of J.W. Marriott Jr., for which Richard E. Marriott serves as trustee;  (e) 10,827,960 shares owned by JWM Family Enterprises, L.P.
whose general partner is a corporation of which J.W. Marriott, Jr. is a director; (f) 13,200,000 shares owned by Thomas Point
Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.;




------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 5 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------


(g) 320,000 shares owned by JWM Associates Limited Partnership, in which J.W. Marriott, Jr. is a general partner; (h) 2,665,068 shares held by four trusts for the benefit of J. W. Marriott, Jr.'s children, for which J.W. Marriott, Jr.'s wife and an unrelated person serve as co-trustee (Mr. Marriott disclaims beneficial ownership of such shares);  (i) 49,044 shares owned by three trusts for the benefit of John W. Marriott III's children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares); (j) 58,654 shares owned by the J. Willard Marriott
Jr. Foundation, for which J.W. Marriott, Jr., his wife and an unrelated person serve as trustees; (k) 279,470 shares held by J. W.
Marriott's wife (Mr. Marriott disclaims beneficial ownership of such shares); (l) 48,412 shares owned by three trusts for the benefit of Stephen Garff Marriott's children, for which the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares); and (m) 185,314  shares owned by three trusts for the benefit of Stephen Garff Marriott's children, for which Stephen Garff Marriott and the spouses of Stephen Garff Marriott and
J.W. Marriott, Jr. serve as trustees (Mr. Marriott disclaims beneficial ownership of such shares).  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***  J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott and David Sheets Marriott
(collectively, the "Individual Reporting Persons") may be deemed to be a "group" within the meaning of Section 13(d)(3) of the
Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual
Reporting Persons is 67,512,200, including 7,831,832 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days.

****  The denominator is based on (a) 413,906,314 shares of Class A Common Stock outstanding as of April 14, 2006, as stated on the facing page of the Form 10-Q and (b) 7,831,832 shares subject to options exercisable within 60 days.





                                                             SCHEDULE 13D

------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 6 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------


-------------------- ----------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)                     John W. Marriott III
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)  |_|
                                                                                                   (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                              OO
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                   |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                                         United States of America
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
NUMBER OF SHARES                7        SOLE VOTING POWER                                         1,109,518+*
  BENEFICIALLY                 -------- ---------------------------------------------------------------------------------------
    OWNED BY                   -------- ---------------------------------------------------------------------------------------
      EACH                      8        SHARED VOTING POWER                                       25,989,648+**
   REPORTING                   -------- ---------------------------------------------------------------------------------------
    PERSON                     -------- ---------------------------------------------------------------------------------------
     WITH                       9        SOLE DISPOSITIVE POWER                                    1,109,518+*
                               -------- ---------------------------------------------------------------------------------------
                               -------- ---------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER                                  25,989,648+**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      67,512,200+***
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   16.0%****
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 14                   TYPE OF REPORTING PERSON                                                     IN
-------------------- ----------------------------------------------------------------------------------------------------------


+ On April 28, 2006, Marriott International, Inc. announced a two-for-one stock split in the form of a stock dividend, with a record date of May 18, 2006 and a payment date of June 9, 2006.  All share amounts presented in this table and the related footnotes give effect to the two-for-one stock split.

* Consists of the following: (a) 819,434 shares held directly by John W. Marriott III; (b) 16,000 shares of unvested restricted stock awarded under Marriott's 2002 Comprehensive Stock and Cash Incentive Plan; (c) 261,480 shares subject to options currently exercisable or exercisable within 60 days; (d) 10,318 shares in John W. Marriott III's 401(k) account; and (e) 2,286 shares of deferred bonus stock.

**  Consists of the following: (a) 10,827,960 shares owned by JWM Family Enterprises, L.P. whose general partner is a corporation of which John W. Marriott III is a director; (b) 13,200,000 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM
Family Enterprises, L.P.; (c) 320,000 shares owned by JWM Associates Limited Partnership, in which John W. Marriott III is a limited partner; (d) 658,720 shares held by a trust for the benefit of John W. Marriott III, for which J.W. Marriott, Jr.'s wife and an unrelated person serve as co-trustees; (e) 770,960 shares held by two trusts for the benefit of John W. Marriott III, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (f) 49,044 shares owned by three trusts for the benefit of
John W. Marriott III's children, for which the spouses of



------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 7 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------


John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (g) 31,210 shares owned by John W. Marriott III's wife
(Mr. Marriott disclaims beneficial ownership of such shares); and (h) 131,754 shares held as trustee of three trusts for the benefit of John W. Marriott III's children, for which John W. Marriott III, his wife and Deborah Marriott Harrison serve as trustees.  In addition, while not reflected in the table, John W. Marriott III is a trustee of two trusts, holding 23,734 shares, for the benefit of David Sheets Marriott's children, for which John W. Marriott III, David Sheets Marriott and David Sheets
Marriott's wife serve as trustees.  Mr. Marriott disclaims beneficial ownership of all of the foregoing shares in excess of his pecuniary interest.

***  The Individual Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities
Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting
Persons is 67,512,200, including 7,831,832 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days.

****  The denominator is based on (a) 413,906,314 shares of Class A Common Stock outstanding as of April 14, 2006, as stated on the facing page of the Form 10-Q and (b) 7,831,832 shares subject to options exercisable within 60 days.



                                                             SCHEDULE 13D

------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 8 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------


-------------------- ----------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)                     Deborah Marriott Harrison
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)  |_|
                                                                                                   (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                              OO
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                   |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                                         United States of America
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
NUMBER OF SHARES                7        SOLE VOTING POWER                                         925,658+*
  BENEFICIALLY                 -------- ---------------------------------------------------------------------------------------
    OWNED BY                   -------- ---------------------------------------------------------------------------------------
      EACH                      8        SHARED VOTING POWER                                       25,764,642+**
   REPORTING                   -------- ---------------------------------------------------------------------------------------
    PERSON                     -------- ---------------------------------------------------------------------------------------
     WITH                       9        SOLE DISPOSITIVE POWER                                    925,658+*
                               -------- ---------------------------------------------------------------------------------------
                               -------- ---------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER                                  25,764,642+**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      67,512,200+***
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   16.0%****
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 14                   TYPE OF REPORTING PERSON                                                     IN
-------------------- ----------------------------------------------------------------------------------------------------------


+ On April 28, 2006, Marriott International, Inc. announced a two-for-one stock split in the form of a stock dividend, with a record date of May 18, 2006 and a payment date of June 9, 2006.  All share amounts presented in this table and the related footnotes give effect to the two-for-one stock split.

*  Consists of the following: (a) 618,130 shares held directly by Deborah Marriott Harrison; and (b) 307,528 shares held in five trusts for the benefit of Deborah Marriott Harrison's children, for which Deborah Marriott Harrison serves as sole trustee.

**  Consists of the following: (a) 10,827,960 shares owned by JWM Family Enterprises, L.P. whose general partner is a corporation in which Deborah Marriott Harrison is a director; (b) 13,200,000 shares owned by Thomas Point Ventures, L.P., whose general partner is
JWM Family Enterprises, L.P.; (c) 688,340 shares held by a trust for the benefit of Deborah Marriott Harrison, for which J.W.
Marriott, Jr.'s wife and an unrelated person serve as co-trustees;  (d) 798,940 shares held by two trusts for the benefit of Deborah
Marriott Harrison, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (e) 83,778 shares held directly by
Deborah Marriott Harrison's husband, Ronald Taylor Harrison (Mrs. Harrison disclaims beneficial ownership of such shares); (f)
12,620 shares held jointly by Deborah Marriott Harrison and her husband; (g) 40 shares held by Deborah Marriott Harrison's minor child; (h) 34,606 shares held in four trusts for the benefit of Deborah Marriott Harrison's children, for which



------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 9 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------


Deborah Marriott Harrison, her husband and Leanne Harrison Giles serve as trustees; (i)  117,338 shares subject to options held by
Deborah Marriott Harrison's husband, Ronald Taylor Harrison, currently exercisable or exercisable within 60 days (Mrs. Harrison disclaims beneficial ownership of such shares); and (j) 1,020 shares of deferred bonus stock in the name of Deborah Marriott
Harrison's husband, Ronald Taylor Harrison (Mrs. Harrison disclaims beneficial ownership of such shares).  In addition, while not reflected in the table, Mrs. Harrison is also a trustee for  three trusts, holding 131,754 shares, for the benefit of John W.
Marriott III's children, for which John W. Marriott III, his wife and Deborah Marriott Harrison serve as trustees.  Mrs. Harrison disclaims beneficial ownership of all of the foregoing shares in excess of her pecuniary interest.

***  The Individual Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities
Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting
Persons is 67,512,200, including 7,831,832 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days.

****  The denominator is based on (i) 413,906,314 shares of Class A Common Stock outstanding as of April 14, 2006, as stated on the facing page of the Form 10-Q and (ii) 7,831,832 shares subject to options exercisable within 60 days.





                                                             SCHEDULE 13D

------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 10 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------

-------------------- ----------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)                     Stephen Garff Marriott
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)  |_|
                                                                                                   (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                              OO
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                   |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                                         United States of America
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
NUMBER OF SHARES                7        SOLE VOTING POWER                                         1,259,620+*
  BENEFICIALLY                 -------- ---------------------------------------------------------------------------------------
    OWNED BY                   -------- ---------------------------------------------------------------------------------------
      EACH                      8        SHARED VOTING POWER                                       25,746,856+**
   REPORTING                   -------- ---------------------------------------------------------------------------------------
    PERSON                     -------- ---------------------------------------------------------------------------------------
     WITH                       9        SOLE DISPOSITIVE POWER                                    1,259,620+*
                               -------- ---------------------------------------------------------------------------------------
                               -------- ---------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER                                  25,746,856+**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      67,512,200+***
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   16.0%****
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 14                   TYPE OF REPORTING PERSON                                                     IN
-------------------- ----------------------------------------------------------------------------------------------------------


+ On April 28, 2006, Marriott International, Inc. announced a two-for-one stock split in the form of a stock dividend, with a record date of May 18, 2006 and a payment date of June 9, 2006.  All share amounts presented in this table and the related footnotes give effect to the two-for-one stock split.

*  Consists of the following: (a) 1,139,132 shares held directly Stephen Garff Marriott; (b) 117,710 shares subject to options currently exercisable or exercisable within 60 days; and (c) 2,778 shares held in Mr. Marriott's 401(k) account.

** Consists of the following: (a) 10,827,960 shares owned by JWM Family Enterprises, L.P. whose general partner is a corporation in which Stephen Garff Marriott is a director; (b) 13,200,000 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM
Family Enterprises, L.P.; (c) 654,720 shares held by a trust for the benefit of Stephen Garff Marriott, for which J.W. Marriott,
Jr.'s wife and an unrelated person serve as co-trustees;  (d) 787,220 shares held by two trusts for the benefit of Stephen Garff
Marriott, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (e ) 43,230 shares held by Stephen Garff
Marriott's wife (Mr. Marriott disclaims beneficial ownership of such shares); (f) 48,412 shares owned by three trusts for the benefit of Stephen Garff Marriott's children, for which the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares); and (g) 185,314 shares owned by three trusts for the benefit




------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 11 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------


of Stephen Garff Marriott's children, for which Stephen Garff Marriott and the spouses of Stephen Garff Marriott and J.W. Marriott,
Jr. serve as trustees.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***  The Individual Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities
Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting
Persons is 67,512,200, including 7,831,832 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days.

****  The denominator is based on (a) 413,906,314 shares of Class A Common Stock outstanding as of April 14, 2006, as stated on the facing page of the Form 10-Q and (b) 7,831,832 shares subject to options exercisable within 60 days.




                                                             SCHEDULE 13D

------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 12 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------

-------------------- ----------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)                     David Sheets Marriott
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)  |_|
                                                                                                   (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                              OO
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                   |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                                         United States of America
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
NUMBER OF SHARES                7        SOLE VOTING POWER                                         1,088,684+*
  BENEFICIALLY                 -------- ---------------------------------------------------------------------------------------
    OWNED BY                   -------- ---------------------------------------------------------------------------------------
      EACH                      8        SHARED VOTING POWER                                       25,507,220+**
   REPORTING                   -------- ---------------------------------------------------------------------------------------
    PERSON                     -------- ---------------------------------------------------------------------------------------
     WITH                       9        SOLE DISPOSITIVE POWER                                    1,088,684+*
                               -------- ---------------------------------------------------------------------------------------
                               -------- ---------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER                                  25,507,220+**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      67,512,200+***
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   16.0%****
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 14                   TYPE OF REPORTING PERSON                                                     IN
-------------------- ----------------------------------------------------------------------------------------------------------


+ On April 28, 2006, Marriott International, Inc. announced a two-for-one stock split in the form of a stock dividend, with a record date of May 18, 2006 and a payment date of June 9, 2006.  All share amounts presented in this table and the related footnotes give effect to the two-for-one stock split.

*  Consists of the following: (a) 1,086,444 shares held directly David Sheets Marriott; and (b) 2,240 shares subject to options currently exercisable or exercisable within 60 days.

** Consists of the following: (a) 10,827,960 shares owned by JWM Family Enterprises, L.P. whose general partner is a corporation in which David Sheets Marriott is a director; (b) 13,200,000 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM
Family Enterprises, L.P.; (c) 663,288 shares held by a trust for the benefit of David Sheets Marriott, for which J.W. Marriott,
Jr.'s wife and an unrelated person serve as co-trustees;  (d) 786,960 shares held by a trust for the benefit of David Sheets
Marriott, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees;  (e) 5,278 shares held by David Sheets
Marriott's wife (Mr. Marriott disclaims beneficial ownership of such shares); and (f) 23,734 shares held as trustee of two trusts for the benefit of David Sheets Marriott's children, for which John W. Marriott III, David Sheets Marriott and David Sheets
Marriott's wife serves as trustees.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.




------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 571903103                                                                               Page 13 of 26 Pages
------------------------------------------------ ------------------------------------------------ -----------------------------



***  The Individual Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities
Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting
Persons is 67,512,200, including 7,831,832 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days.

****  The denominator is based on (a) 413,906,314 shares of Class A Common Stock outstanding as of April 14, 2006, as stated on the facing page of the Form 10-Q and (b) 7,831,832 shares subject to options exercisable within 60 days.




------------------------------------------------ ------------------------------------------------ -----------------------------
Schedule 13D                                                                                       Page 14 of 26 Pages
Marriott International, Inc.
------------------------------------------------ ------------------------------------------------ -----------------------------


Item 1.  Security and Issuer

              The class of equity securities to which this Schedule 13D (this "Schedule 13D") relates is the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Marriott International, Inc., a Maryland corporation ("Marriott"). The principal executive offices of Marriott are located at 10400 Fernwood Road, Bethesda, MD 20817.


Item 2.  Identity and Background

              This Schedule 13D is being filed by J.W.  Marriott, Jr., John W. Marriott III,  Deborah Marriott  Harrison,  Stephen
Garff Marriott, David Sheets Marriott (collectively, the "Individual Reporting  Persons"), JWM Family Enterprises, Inc.
("Family Corp") and JWM Family Enterprises, L.P. ("Family L.P." and collectively with the Individual Reporting Persons and
Family Corp, the "Reporting Persons").

              This Schedule 13D supersedes the Schedule 13D filed with the Securities and Exchange Commission (the  "Commission")
on April 9, 1998 by J.W. Marriott, Jr. and Richard E. Marriott with respect to J.W. Marriott, Jr.

              The Individual  Reporting  Persons are filing this Schedule 13D because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities  Exchange Act of 1934, as amended (the "Exchange  Act"),  with respect to the transaction described in Item 4. Except as expressly set forth in this Schedule 13D, each Reporting  Person disclaims  beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person.

              To the best knowledge of the persons filing this Schedule 13D, the name, business address and present principal occupation or employment of each Individual Reporting Person is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein. The directors and executive officers of Family Corp are also set forth on Appendix A hereto. Family L.P. has no directors or executive officers. Family Corp is a corporation organized under the laws of the State of Delaware. Family Corp's business address is 6106 MacArthur Boulevard, Suite 110, Bethesda, MD 20816, and its principal business is the ownership and operation of hotels. Family L.P. is a limited partnership organized under the laws of the State of Delaware. Family L.P.'s business address is 6106 MacArthur Boulevard, Suite 110, Bethesda, MD 20816, and its principal business is the ownership and operation of hotels.

              To the best knowledge of the persons filing this Schedule 13D, during the last five years, none of the Individual
Reporting Persons or the directors and executive officers of Family Corp or Family L.P. has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

              To the best knowledge of the persons filing this Schedule 13D, during the last five years, none of the Individual
Reporting Persons or the directors and executive officers of Family Corp has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              To the best knowledge of the persons filing this Schedule 13D, each Individual Reporting Person that is a natural person is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

              The shares of Class A Common Stock reported as beneficially owned by the Reporting Persons were acquired in or before the initial public offering of Marriott, through open market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer, director or employee of Marriott.


Item 4.  Purpose of Transaction

              On May 17, 2006, the Individual Reporting Persons entered into an Amended and Restated Stockholders Agreement (the
"Amended and Restated Stockholders Agreement") of Family Corp in connection with a contribution of 6,600,000 shares of Class A
Common Stock to Thomas Point Ventures, L.P. ("TPV"). The Amended and Restated Stockholders Agreement sets forth certain agreements between the parties with respect to the stock of Family Corp and the management of Family Corp. Family Corp is the sole General
Partner of Family L.P., and Family L.P. is the sole General Partner of TPV.

              Pursuant to the terms of the Amended and Restated Stockholders Agreement, none of the parties thereto may transfer their shares of Family Corp stock, except that such stock may be transferred to another Family Corp stockholder, the spouse or lineal descendant of a Family Corp stockholder or a trust for the benefit of a Family Corp stockholder or their spouses or lineal descendants. Upon the occurrence of an event that would cause any stock held by a Family Corp stockholder to be subject to an involuntary transfer (as defined in the Amended and Restated Stockholders Agreement), Family Corp has the right and option to purchase from such stockholder the shares that are subject to the involuntary transfer. The Amended and Restated Stockholders
Agreement also requires the parties thereto to vote for certain designated persons as directors of Family Corp. Under the Amended and Restated Stockholders Agreement, J.W. Marriott, Jr. is authorized on behalf of Family Corp to exercise all voting rights with respect to certain shares of Class A Common Stock contributed to Family L.P. by The Alice S. Marriott Lifetime Trust (the "Alice
Marriott Trust Shares"), and J.W. Marriott, Jr., John W. Marriott III and Deborah Marriott Harrison are authorized on behalf of
Family Corp to exercise all voting rights with respect to certain shares of Class A Common Stock contributed by J.W. Marriott, Jr.
to TPV.

              Without the prior written consent of the Original Voting Stockholder Nominees (as defined in the Amended and Restated
Stockholders Agreement), Family Corp may not:





------------------------------------------------ ------------------------------------------------ -----------------------------
Schedule 13D                                                                                       Page 15 of 26 Pages
Marriott International, Inc.
------------------------------------------------ ------------------------------------------------ -----------------------------


o        sell or issue any stock;

o        engage in any business activity other than its activities as general partner of Family L.P. and other activities incidental thereto;

o        engage in or cause Family L.P. or TPV to engage in any transaction with any stockholder or any affiliate of any stockholder with respect to the provision or receipt of goods or services;

o        amend any provision of its certificate of incorporation;

o        amend, alter, or repeal any provision of its by-laws;

o        make any distribution on or with respect to, or in redemption of, any stock, except pursuant to certain limited exceptions;

o        merge or consolidate with or into any other person;

o        sell or otherwise dispose of all or substantially all of its assets or sell, assign, pledge, or otherwise encumber or transfer all or any part of its interest in Family L.P.;

o        permit or cause Family L.P. to sell or otherwise dispose of any of the Alice Marriott Trust Shares;

o        sell, exchange or otherwise dispose of hotel/lodging properties owned or controlled by Family L.P. or TPV that represent more than ten percent (10%) of the gross value of the assets owned or controlled by Family L.P. and TPV;

o        permit Family L.P. or TPV to purchase, invest in, or otherwise acquire a hotel/lodging property for more than $30,000,000;

o        consent to the assignment, transfer, or other disposition of any limited partnership interest or portion thereof in Family
         L.P. or TPV;

o        consent to the admission of the assignee of a limited partnership interest in Family L.P. or TPV as a substituted limited partner in said partnerships;

o        admit additional limited partners to Family L.P. or TPV;

o        elect to dissolve Family L.P. or TPV; or

o        amend any provision of the Amended and Restated Agreement of Limited Partnership of Family L.P. or the Limited Partnership
         Agreement of TPV.

In addition, the Amended and Restated Stockholders Agreement restricts Family Corp from taking the following actions without the prior written consent of J.W. Marriott, Jr.:

o        pledge more than 15% of the stock of Marriott owned by TPV, whether in one transaction or a series of transactions; or

o        sell, transfer or exchange more than 15% of the stock of Marriott owned by TPV.

              The foregoing  summary is qualified in its entirety by reference to the Amended and Restated  Stockholders  Agreement
attached hereto as Exhibit 7.02 and incorporated herein by this reference.

              Other than the above-described transaction, none of the Individual Reporting Persons, and to the best knowledge of the persons filing this Schedule 13D, any of the executive officers or directors of Family Corp and Family L.P. have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j). However, the Individual Reporting
Persons who are employed by Marriott, in their capacity as employees of Marriott, from time to time, may become aware of, initiate and/or be involved in discussions which relate to the transactions described in Items 4(a) through (j) and thus retain their right to modify their plans with respect to the transactions described in such Items to acquire or dispose of securities of Marriott and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.


Item 5.  Interest in Securities of the Issuer

              On April 28, 2006, Marriott International, Inc. announced a two-for-one stock split in the form of a stock dividend, with a record date of May 18, 2006 and a payment date of June 9, 2006. Unless otherwise indicated, all share amounts presented in this Item 5 give effect to the two-for-one stock split.

             (a) See Items 7 and 9 of the cover pages to this  Schedule  13D,  which Items are  incorporated  herein by reference, for the aggregate number of shares and percentage of Class A Common Stock owned by each of the Reporting Persons.



------------------------------------------------ ------------------------------------------------ -----------------------------
Schedule 13D                                                                                       Page 16 of 26 Pages
Marriott International, Inc.
------------------------------------------------ ------------------------------------------------ -----------------------------


             (b) See Items 8 and 10 of the cover pages to this Schedule  13D,  which Items are  incorporated  herein by reference, for the aggregate  number of shares of Class A Common Stock  beneficially  owned by each of the Reporting  Persons as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A
Common Stock.

              The percentage of the Class A Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) 413,906,314 shares of Class A Common Stock outstanding as of April 14, 2006, as stated on the facing page of Marriott's
Form 10-Q for the quarter ended March 31, 2006 and (ii) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock held by such Reporting Person(s) that are exercisable within 60 days, if any.

              Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock deemed to be beneficially owned by such Reporting Person.

              (c) The following Reporting Persons have effected transactions in the Class A Common Stock during the past sixty days:


--------------------------- -------------------- ---------------------- ---------------- ----------------- ------------------
Reporting Person            Transaction Type     Date                   Number of        Price per Share   Market
                                                                        Shares
--------------------------- -------------------- ---------------------- ---------------- ----------------- ------------------
--------------------------- -------------------- ---------------------- ---------------- ----------------- ------------------
J. W. Marriott Jr.          Disposition of       3/22/06                13,556*          $69.46            Cashless
                            shares for tax                                                                 Exercise of
                            withholding                                                                    Options
--------------------------- -------------------- ---------------------- ---------------- ----------------- ------------------
--------------------------- -------------------- ---------------------- ---------------- ----------------- ------------------
John W. Marriott III        Disposition of       3/22/06                4,093*           $69.46            Cashless
                            shares for tax                                                                 Exercise of
                            withholding                                                                    Options
--------------------------- -------------------- ---------------------- ---------------- ----------------- ------------------
--------------------------- -------------------- ---------------------- ---------------- ----------------- ------------------
John W. Marriott III        Acquisition of       4/28/06                1,020*           $73.55            Acquisition from
                            annual director                                                                Marriott
                            stock award
--------------------------- -------------------- ---------------------- ---------------- ----------------- ------------------
________________

*  The share numbers shown in this table have not been adjusted for the announced two-for-one stock split.

              (d) No other  person is known to have the right to receive or the power to direct the receipt of dividends  from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

              (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              The description of the material terms of the Amended and Restated Stockholders Agreement set forth in Item 4 is incorporated herein by this reference.

              The Reporting Persons have also entered into a Joint Filing Agreement dated as of May 24, 2006, a copy of which is filed as Exhibit 7.01 with this Schedule 13D.


Item 7.  Material to be Filed as Exhibits

Exhibit 7.01  Joint Filing Agreement, dated as of May 24, 2006.

Exhibit 7.02 Amended And Restated Stockholders Agreement, dated as of May 17, 2006, by and among J. Willard Marriott, Jr.,
             Deborah Marriott Harrison, Stephen Garff Marriott, John Willard Marriott III, David Sheets Marriott, the Deborah
             Marriott 1974 Trust, the Stephen Garff Marriott 1974 Trust, the John Willard Marriott III 1974 Trust, the David
             Sheets Marriott 1974 Trust and JWM Family Enterprises, Inc.



------------------------------------------------ ------------------------------------------------ -----------------------------
Schedule 13D                                                                                       Page 17 of 26 Pages
Marriott International, Inc.
------------------------------------------------ ------------------------------------------------ -----------------------------


                                                               SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




May 26, 2006                                                                     By:   /s/ J.W. Marriott, Jr.
-------------                                                                          ------------------------------
   Date                                                                                J.W. Marriott, Jr.




------------------------------------------------ ------------------------------------------------ -----------------------------
Schedule 13D                                                                                       Page 18 of 26 Pages
Marriott International, Inc.
------------------------------------------------ ------------------------------------------------ -----------------------------


                                                               SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 25, 2006                                                                     By:   /s/ Deborah Marriott Harrison
-------------                                                                          ------------------------------
   Date                                                                                Deborah Marriott Harrison




------------------------------------------------ ------------------------------------------------ -----------------------------
Schedule 13D                                                                                       Page 19 of 26 Pages
Marriott International, Inc.
------------------------------------------------ ------------------------------------------------ -----------------------------


                                                               SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 24, 2006                                                                     By:   /s/ Stephen Garff Marriott
-------------                                                                          ------------------------------
   Date                                                                                Stephen Garff Marriott




------------------------------------------------ ------------------------------------------------ -----------------------------
Schedule 13D                                                                                       Page 20 of 26 Pages
Marriott International, Inc.
------------------------------------------------ ------------------------------------------------ -----------------------------


                                                               SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 24, 2006                                                                     By:   /s/ John W. Marriott III
-------------                                                                          ------------------------------
   Date                                                                                John W. Marriott III




------------------------------------------------ ------------------------------------------------ -----------------------------
Schedule 13D                                                                                       Page 21 of 26 Pages
Marriott International, Inc.
------------------------------------------------ ------------------------------------------------ -----------------------------


                                                               SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 26, 2006                                                                     By:   /s/ David Sheets Marriott
-------------                                                                          ------------------------------
   Date                                                                                David Sheets Marriott




------------------------------------------------ ------------------------------------------------ -----------------------------
Schedule 13D                                                                                       Page 22 of 26 Pages
Marriott International, Inc.
------------------------------------------------ ------------------------------------------------ -----------------------------


                                                               SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                 JWM Family Enterprises, Inc.

May 24, 2006                                                                     By: /s/ John W. Marriott III
-------------                                                                        --------------------------------
   Date                                                                              Name:   John W. Marriott III
                                                                                     Title:  Chief Executive Officer




------------------------------------------------ ------------------------------------------------ -----------------------------
Schedule 13D                                                                                       Page 23 of 26 Pages
Marriott International, Inc.
------------------------------------------------ ------------------------------------------------ -----------------------------


                                                               SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                 JWM Family Enterprises, L.P.

                                                                                 By:  JWM Family Enterprises, Inc.,
                                                                                              its General Partner


                                                                                 By:  /s/ John Marriott III
May 24, 2006                                                                          -------------------------------
-------------                                                                         Name:  John W. Marriott III
  Date                                                                                Title: Chief Executive Officer





                                                              Appendix A
                                                     Individual Reporting Persons

------------------------------ ------------------------------ -------------------------- -------------------------------------
Name                           Business Address               Principal Occupation       Employed
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
J.W. Marriott, Jr.*            Marriott International, Inc.   Chief Executive Officer,   Marriott International, Inc. 10400
                               10400 Fernwood Road            Marriott International,    Fernwood Road Bethesda, MD 20817
                               Bethesda, MD 20817             Inc.
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
Deborah Marriott Harrison      Marriott International, Inc.   Vice President,            Marriott International, Inc. 10400
                               10400 Fernwood Road            Government Affairs,        Fernwood Road Bethesda, MD 20817
                               Bethesda, MD 20817             Marriott International,
                                                              Inc.
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
Stephen Garff Marriott         Marriott International, Inc.   Executive Vice             Marriott International, Inc. 10400
                               10400 Fernwood Road            President, Company         Fernwood Road Bethesda, MD 20817
                               Bethesda, MD 20817             Culture, Marriott
                                                              International, Inc.
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
John W. Marriott III*          JWM Family Enterprises         Chief Executive Officer,   JWM Family Enterprises
                               6106 MacArthur Boulevard       JWM Family Enterprises     6106 MacArthur Boulevard
                               Suite 110                                                 Suite 110
                               Bethesda, MD  20816                                       Bethesda, MD  20816
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
David Sheets Marriott          Marriott International, Inc.   Senior Vice President,     Marriott International, Inc. 10400
                               10400 Fernwood Road            Global Sales, Marriott     Fernwood Road Bethesda, MD 20817
                               Bethesda, MD 20817             International, Inc.
------------------------------ ------------------------------ -------------------------- -------------------------------------

*  Director of Marriott International, Inc.



                                                     JWM Family Enterprises, Inc.

------------------------------ ------------------------------ -------------------------- -------------------------------------
Name                           Business Address               Principal Occupation       Employed
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
J.W. Marriott, Jr.**           Marriott International, Inc.   Chief Executive Officer,   Marriott International, Inc.
                               10400 Fernwood Road            Marriott International,    10400 Fernwood Road Bethesda, MD 20817
                               Bethesda, MD 20817             Inc.
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
Deborah Marriott Harrison**    Marriott International, Inc.   Vice President,            Marriott International, Inc.
                               10400 Fernwood Road            Government Affairs,        10400 Fernwood Road Bethesda, MD 20817
                               Bethesda, MD 20817             Marriott International,
                                                              Inc.
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
Stephen Garff Marriott**       Marriott International, Inc.   Executive Vice             Marriott International, Inc.
                               10400 Fernwood Road            President, Company         10400 Fernwood Road Bethesda, MD 20817
                               Bethesda, MD 20817             Culture, Marriott
                                                              International, Inc.
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
John W. Marriott III**         JWM Family Enterprises         Chief Executive Officer,   JWM Family Enterprises
                               6106 MacArthur Boulevard       JWM Family Enterprises     6106 MacArthur Boulevard
                               Suite 110                                                 Suite 110
                               Bethesda, MD  20816                                       Bethesda, MD  20816
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
David Sheets Marriott**        Marriott International, Inc.   Senior Vice President,     Marriott International, Inc.
                               10400 Fernwood Road            Global Sales, Marriott     10400 Fernwood Road
                               Bethesda, MD 20817             International, Inc.        Bethesda, MD  20817
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
Richard L. Braunstein**        Dow Lohnes PLLC                Member, Dow Lohnes PLLC    Dow Lohnes PLLC
                               1200 New Hampshire Avenue, NW                             1200 New Hampshire Avenue, NW
                               Washington, D.C. 20036                                    Washington, D.C.  20036
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
Jeffrey Kurzweil**             Venable LLP 575 7th Street,    Partner, Venable LLP       Venable LLP
                               575 7th Street, NW                                        575 7th Street, NW
                               Washington, DC 20004                                      Washington, DC 20004
------------------------------ ------------------------------ -------------------------- -------------------------------------

**  Director of JWM Family Enterprises, Inc.




                                                                                                                   Exhibit 7.01

                                                        Joint Filing Agreement

              The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

              This  agreement  may be executed  in one or more  counterparts,  each of which will be deemed an original  but all of which taken together will constitute one and the same instrument.

              IN WITNESS WHEREOF, the undersigned hereby executes this Joint Filing Agreement as of this 24th day of May, 2006.


                                                                                    /s/ J.W. Marriott, Jr.
                                                                                    ---------------------------------------
                                                                                    J.W. Marriott, Jr.


                                                                                    /s/ Deborah Marriott Harrison
                                                                                    ---------------------------------------
                                                                                    Deborah Marriott Harrison


                                                                                    /s/ Stephen Garff Marriott
                                                                                    ---------------------------------------
                                                                                    Stephen Garff Marriott


                                                                                    /s/ John W. Marriott III
                                                                                    ---------------------------------------
                                                                                    John W. Marriott III



                                                                                    /s/ David Sheets Marriott
                                                                                    ---------------------------------------
                                                                                    David Sheets Marriott


                                                                                    JWM Family Enterprises, Inc.


                                                                                    By: /s/ John W. Marriott III
                                                                                       ---------------------------------
                                                                                       Name:  John W. Marriott III
                                                                                       Title: Chief Executive Officer


                                                                                    JWM Family Enterprises, L.P.


                                                                                    By: JWM Family Enterprises, Inc.,
                                                                                            its General Partner


                                                                                    By: /s/ John W. Marriott III
                                                                                       ---------------------------------
                                                                                       Name:  John W. Marriott III
                                                                                       Title: Chief Executive Officer











Joint Filing Agreement





                                                                                                                   Exhibit 7.02


                                                  AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

         THIS AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "Agreement") is made as of the 17th day of May, 2006, by and among
J. Willard Marriott, Jr., Deborah Marriott Harrison, Stephen Garff Marriott, John Willard Marriott III, and David Sheets Marriott,
each an individual resident of the State of Maryland; the Deborah Marriott 1974 Trust; the Stephen Garff Marriott 1974 Trust; the
John Willard Marriott III 1974 Trust; the David Sheets Marriott 1974 Trust; and JWM Family Enterprises, Inc., a Delaware
corporation (the "Corporation").

                                                               RECITALS

         (a)  The Corporation is authorized to issue 11,000 shares of capital stock, consisting of 1,000 shares of Class A Voting
Common Stock, par value $0.01 per share, and 10,000 shares of Class B Non-Voting Common Stock, par value $0.01 per share.

         (b)  J. Willard Marriott, Jr., Deborah Marriott Harrison, Stephen Garff Marriott, John Willard Marriott III, and David
Sheets Marriott are the legal and beneficial owners of all the issued and outstanding shares of Class A Voting Common Stock of the
Corporation.

         (c)  The Deborah Marriott 1974 Trust, the Stephen Garff Marriott 1974 Trust, the John Willard Marriott III 1974 Trust, and
the David Sheets Marriott 1974 Trust are the legal and beneficial owners of all the issued and outstanding shares of Class B
Non-Voting Common Stock of the Corporation.

         (d)  Effective as of April 19, 1993, the parties entered into a Stockholders Agreement (the "Original Agreement") to provide for certain rights and obligations regarding Stock of the Corporation.

         (e)  In connection with the formation and capitalization of Thomas Point Ventures, L.P., the parties believe that it is in the best interests of the Corporation and of the Stockholders to amend and restate the Original Agreement as set forth herein.

                                                               AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing recitals, of the mutual promises set forth in this Agreement, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be bound legally, agree as follows:


         SECTION 1      CERTAIN DEFINITIONS.

         In addition to other capitalized terms that are defined elsewhere in this Agreement, the following capitalized terms, as used in this Agreement, shall have the meanings set forth in this Section:

         "Alice Marriott Trust Shares" means the 2,302,730 shares of capital stock of Marriott Corporation that were contributed to
JWMFE, L.P. by The Alice S. Marriott Lifetime Trust on or about April 19, 1993, and any capital stock or other securities issued by
Marriott Corporation or any successor thereto in exchange for or with respect to those shares of capital stock or with respect to any other securities constituting Alice Marriott Trust Shares under this definition (including any securities issued with respect to those shares of capital stock as a result of any stock split, reclassification, or recapitalization of Marriott Corporation).

         "Class A Stock" means the Class A Voting Common Stock of the Corporation.

         "Class B Stock" means the Class B Non-Voting Common Stock of the Corporation.

         "Code" means the Internal Revenue Code of (1986.)

         "JWM, Jr. Shares" means all shares of capital stock of Marriott International, Inc that are contributed to TPV, L.P. by J.
Willard Marriott, Jr. pursuant to the Agreement of Limited Partnership of Thomas Point Ventures, L.P., dated effective as of January
11, 2006, and any capital stock or other securities issued by Marriott International, Inc. or any successor thereto in exchange for or with respect to those shares of capital stock or with respect to any other securities constituting JWM, Jr. Shares under this definition (including any securities issued with respect to those shares of capital stock as a result of any stock split, reclassification, or recapitalization of Marriott International, Inc.).

         "JWMFE, L.P." means JWM Family Enterprises, L.P., a Delaware limited partnership organized and existing pursuant to a First
Amended and Restated Agreement of Limited Partnership of JWM Family Enterprises, L.P., dated as of April 19, 1993, as amended.

         "Original Voting Stockholder" means any of J. Willard Marriott, Jr., Deborah Marriott Harrison, Stephen Garff Marriott,
John Willard Marriott III, and David Sheets Marriott, except that no such person shall be an Original Voting Stockholder at such time as neither such person, such person's spouse, nor any of such person's lineal descendants is the beneficial owner of any Stock.

         "Original Voting Stockholder Nominee" has the meaning given such term in Section 4.1(a)(2).

         "TPV, L.P." means Thomas Point Ventures, L.P., a Delaware limited partnership organized and existing pursuant to an
Agreement of Limited Partnership, dated effective as of January 11, (2006.)

         "Person" means any individual, corporation, association, partnership, joint venture, trust, estate, or other entity or organization.

         "Stock" means any shares of capital stock of the Corporation (including all Class A Stock and Class B Stock) and any option, warrant, or other debt or equity interest convertible into shares of capital stock of the Corporation.

         "Stockholder," at any time, means any Original Voting Stockholder that continues to own any Stock, any Trust that continues to own any Stock, and any other Person that is bound by this Agreement as a transferee of Stock who is subject to Section (9.2.)

         "Trust" means any of the Deborah Marriott 1974 Trust, the Stephen Garff Marriott 1974 Trust, the John Willard Marriott III
1974 Trust, and the David Sheets Marriott 1974 Trust.

         "Trust Agreement" means the Trust Agreement, dated August 5, 1974, between J. Willard Marriott, Jr., as grantor, and Donna
G. Marriott and Sterling D. Colton, as trustees.



         SECTION 2      SHARES SUBJECT TO AGREEMENT.

         All Stock is and shall be held, owned, and transferred subject to the terms, conditions, and options contained in this
Agreement.


         SECTION 3      RESTRICTIONS ON TRANSFER OF STOCK.

         3.1  Transfers Prohibited Generally.  No Stockholder shall sell, exchange, deliver or assign, dispose of, bequeath or gift, pledge, mortgage, hypothecate, or otherwise encumber, transfer, or permit to be transferred, whether voluntarily, involuntarily or by operation of law (including the laws of bankruptcy, insolvency, intestacy, descent and distribution, and succession), any Stock, except as provided in Section 3.2, Section 3.3, and Section (3.4.)

         3.2  Permitted Transfers Following Death.  Notwithstanding Section (3.1,)

                  (a)  all Stock owned by a Stockholder at the time of his or her death may, subject to compliance with the other provisions of this Agreement, be transferred to the deceased Stockholder's executor, administrator, personal representative, or estate, and then to any distributee of the deceased Stockholder's estate who is (a) another Stockholder, (b) the spouse or any lineal descendant of the deceased Stockholder or of any other Stockholder, or (c) a trust for the benefit of another Stockholder or the spouse or a lineal descendant of the deceased Stockholder or of any other Stockholder; provided, however, that a transfer of
Class A Stock to the surviving spouse of a deceased stockholder or to a trust for the benefit of the surviving spouse of a deceased stockholder shall be subject to the approval of a majority of the Original Voting Stockholder Nominees; and

                  (b)  all Stock owned by a Trust at the time of the death of the beneficiary thereof may, subject to compliance with the other provisions of this Agreement, be transferred to such Persons as are provided for in the Trust Agreement.

         3.3  Permitted Inter Vivos Transfers.  Notwithstanding Section 3.1, a Stockholder may, subject to compliance with the other provisions of this Agreement, sell, exchange, deliver or assign, dispose of, bequeath or gift, pledge, mortgage, hypothecate, or otherwise encumber, transfer, or permit to be transferred, any or all of his or her Stock to (a) another Stockholder, (b) the spouse or any lineal descendant of such Stockholder or of any other Stockholder, (c) any trust for the benefit of such Stockholder, another
Stockholder, or the spouse or a lineal descendant of such Stockholder or of any other Stockholder, or (d) in the case of a Trust, the beneficiary thereof; provided, however, that a transfer of Class A Stock to the spouse of any Stockholder or to a trust for the benefit of the spouse of any Stockholder shall be subject to the approval of a majority of the Original Voting Stockholder Nominees.

         3.4  Permitted Pledges.  Notwithstanding Section 3.1, each Stockholder shall have the right to pledge his or her Stock to secure any indebtedness of the Corporation, JWMFE, L.P., TPV, L.P., or any entity controlled by the Corporation.  Each Stockholder agrees, at the direction of the Corporation, to pledge his or her Stock to secure any loan made to the Corporation, JWMFE, L.P.,
TPV, L.P., or any entity controlled by the Corporation, so long as all Stockholders are similarly required to pledge their Stock.

         3.5  Other Transfers of Stock Not Valid.  Any purported transfer, sale, assignment, mortgage, pledge, hypothecation, gift, or bequest of any Stock that is not in accordance with the provisions of this Agreement shall be null and void and neither the
Corporation nor any Stockholder shall recognize the validity of any such transfer, sale, assignment, mortgage, pledge, hypothecation, gift, or bequest.

         3.6  Involuntary Transfers.

                  (a)  Upon the occurrence of any event that would cause any Stock owned by a Stockholder to be transferred by
Involuntary Transfer (other than to a Person or trust that is a permitted transferee of such Stockholder as provided in Section 3.2,
Section 3.3 and Section 3.4), such Stockholder (or his legal representative or successor), as the case may be, shall give the
Corporation and the other Stockholders written notice thereof stating the terms of such Involuntary Transfer, the identity of the transferee or proposed transferee, the price or other consideration, if readily determinable, for which the Stock is proposed to be or have been transferred and the number of shares of Stock which are the subject of such Involuntary Transfer.  For purposes of this
Section 3.6, "Involuntary Transfer" means, with respect to any Stock, any involuntary transfer or transfer by operation of law of such Stock (other than to a Person or trust that is a permitted transferee of such Stockholder as provided in Section 3.2, Section
3.3 and Section 3.4) by or in which such Stockholder shall be deprived or divested of any right, title or interest in or to any
Stock, including, without limitation, by seizure under levy of attachment or execution, by foreclosure upon a pledge, in connection with any voluntary or involuntary bankruptcy or other court proceeding to a debtor in possession, trustee in bankruptcy or receiver or other officer or agency, pursuant to any statute pertaining to escheat or abandoned property, pursuant to a divorce or separation agreement or a final decree of a court in a divorce action, or upon or occasioned by the judicially-determined incompetence of any
Stockholder.

                  (b)  After its receipt of such notice or, failing such receipt, after the Corporation otherwise obtains actual knowledge of such a proposed or completed Involuntary Transfer, the Corporation shall have the right and option to purchase all or any portion of such Stock, which right shall be exercised by written notice given by the Corporation to the transferor (or transferee following the occurrence of any Involuntary Transfer) and the other Stockholders within sixty (60) days following the later of (i) the Corporation's receipt of such notice or, failing such receipt, the Corporation's obtaining actual knowledge of such proposed or completed Transfer and (ii) the date of such Involuntary Transfer.

                                                                      - 2 -


                  (c)  If the Corporation elects not to exercise its purchase right or elects to exercise its purchase right with respect to a portion but not all of such Stock, then each of the other Stockholders holding shares of the same class of Stock which are the subject of such Involuntary Transfer shall have the same right and option to purchase any such Stock not to be purchased by the Corporation, which right shall be exercised by written notice given by such Stockholders to the transferor (or transferee following the occurrence of any Involuntary Transfer) and the other Stockholders within sixty (60) days following the end of the
60-day period referenced in subsection (b) above.  Each Stockholder shall have the right to purchase his or her pro rata share of the Stock of the applicable class, and if any Stockholder elects not to purchase its pro rata share, then the remaining
Stockholders in such class may purchase his or her pro rata share of such Stock.  All of the Stock which is the subject of such
Involuntary Transfer shall be allocated by continuing to apply this mechanism until the Stockholders have elected to purchase all of the Stock they desire to purchase.

                  (d)  Any purchase pursuant to this Section 3.6 shall be at the price and on the terms applicable to such
Involuntary Transfer.  If the nature of the event giving rise to such Involuntary Transfer is such that no readily determinable consideration is to be paid for or assigned to the transfer of the Stock, the price to be paid by the Corporation or Stockholders, as applicable, for each share of Stock shall be the fair market value thereof as of the date of transfer, taking into account any appropriate discounts for lack of control and lack of marketability of the shares of Stock.

                  (e)  The closing of the purchase and sale of such Stock pursuant to this Section 3.6 shall be held at the place and on the date established by the Corporation.  At such closing, the Stockholder (or his legal representative or successor), as the case may be, shall deliver the certificates evidencing the Stock to be purchased by the Corporation or other Stockholders, as applicable, accompanied by stock powers, duly endorsed in blank, or duly executed instruments of transfer, and any other documents that are necessary to transfer to the Corporation or purchasing Stockholder, as applicable, good title to such Stock free and clear of all liens and encumbrances and, concurrently with such delivery, the Corporation or purchasing Stockholder, as applicable, shall deliver to the transferor thereof the full amount of the purchase price therefor in cash.


          SECTION 4     CONTROL AND MANAGEMENT.

         4.1  Board of Directors.

                  (a)  Generally.  Each Stockholder entitled to vote any Stock shall, at all times and from time to time as required, vote his or her Stock:

                           (1)  to cause the Board of Directors of the Corporation to consist of a number of members at least equal to the number of Original Voting Stockholder Nominees (as defined below) then eligible to serve as prescribed below;

                           (2)  to elect to the Board of Directors one nominee of each of the Original Voting Stockholders so long as there is an eligible nominee (as described below) with respect to such Original Voting Stockholder (each, an "Original Voting
Stockholder Nominee") as follows: (1) with respect to J. Willard Marriot, Jr., J. Willard Marriott, Jr. and, following his death or adjudication of incompetency, Donna Marriott during her lifetime and competency; (2) with respect to Deborah Marriott Harrison,
Deborah Marriott Harrison and, following her death or adjudication of incompetency, her spouse or one of her lineal descendants who is age 21 or older so long as her spouse or at least one of her lineal descendants is living, competent and age 21 or older; (3)
with respect to Stephen Garff Marriott, Stephen Garff Marriott and, following his death or adjudication of incompetency, his spouse or one of his lineal descendants who is age 21 or older so long as his spouse or at least one of her lineal descendants is living, competent and age 21 or older; (4) with respect to John Willard Marriott III, John Willard Marriott, III and, following his death or adjudication of incompetency, his spouse or one of his lineal descendants who is age 21 or older so long as his spouse or at least one of her lineal descendants is living, competent and age 21 or older; and (5) with respect to David Sheets Marriott, David Sheets
Marriott and, following his death or adjudication of incompetency, his spouse or one of his lineal descendants who is age 21 or older so long as his spouse or at least one of her lineal descendants is living, competent and age 21 or older; provided that if more than one eligible nominee with respect to a particular Original Voting Stockholder receives votes, then the eligible nominee who receives the most votes shall serve on the Board of Directors until a successor has been elected and qualified; and

                           (3)  to authorize and direct the corporation to pay an annual directors' fee of $30,000 to each of the
Original Voting Stockholder Nominees then serving.

         4.2  Voting of Alice Marriott Trust Shares.  Except as may be agreed to by all of the Original Voting Stockholders, J.
Willard Marriott, Jr., so long as he continues to own shares of Class A Voting Common Stock of the Corporation, shall be authorized on behalf of the Corporation, acting as general partner of JWMFE, L.P., to exercise all voting rights of the Alice Marriott Trust
Shares.  This Section 4.2 shall cease to be effective at the time of the death of J. Willard Marriott, Jr. or his adjudication of incompetency.

         4.3  Voting of JWM, Jr, Shares.  Except as may be agreed to by all of the Original Voting Stockholders, J. Willard
Marriott, Jr., Deborah Marriott Harrison, and John W. Marriott III, so long as they continue to own shares of Class A Voting Common
Stock of the Corporation, shall be authorized, individually and jointly, on behalf of the Corporation, acting as general partner of
JWMFE, L.P., which is in turn acting as general partner of TPV, L.P., to exercise, in accordance with the determination of such three individuals by majority vote, all voting rights of the JWM, Jr. Shares.  This Section 4.3 shall cease to be effective at the time of the death of J. Willard Marriott, Jr. or his adjudication of incompetency.

         4.4  Restricted Transactions.  The Corporation will not take or agree to take any of the following actions without the prior written consent of all of the Original Voting Stockholder Nominees:

                  (a)  sell or issue any Stock;

                  (b)  engage in any business activity other than its activities as general partner of JWMFE, L.P. and other activities incidental thereto;

                  (c)  engage in, or cause JWMFE, L.P. or TPV, L.P. to engage in, any transaction with any Stockholder or any affiliate of any Stockholder with respect to the provision or receipt of goods or services;


                                                                        - 3 -


                  (d)  amend any provision of its Certificate of Incorporation;

                  (e)  amend, alter, or repeal any provision of its By-Laws;

                  (f)  make any distribution on or with respect to, or in redemption of, any Stock (except in accordance with
Section 3.6);

                  (g)  merge or consolidate with or into any other Person;

                  (h)  sell or otherwise dispose of all or substantially all of its assets or sell, assign, pledge, or otherwise encumber or transfer all or any part of its interest in JWMFE, L.P.;

                  (i)  permit or cause JWMFE, L.P. to sell, exchange or otherwise dispose of any of the Alice Marriott Trust Shares;

                  (j)  sell, exchange or otherwise dispose of hotel/lodging properties owned or controlled by JWMFE, L.P. or TPV,
L.P. that represent more than ten percent (10%) of the gross value of the assets owned or controlled by JWMFE, L.P. and TPV, L.P.;

                  (k)  permit JWMFE, L.P. or TPV, L.P. to purchase, invest in, or otherwise acquire a hotel/lodging property for more than thirty million dollars ($30,000,000);

                  (l)  consent to the assignment, transfer, or other disposition of any limited partnership interest or portion thereof in JWMFE, L.P. or TPV, L.P. and the admission of the assignee of such a limited partnership interest as a substituted limited partner in JWMFE, L.P. or TPV, L.P., as applicable;

                  (m)  admit additional limited partners to JWMFE, L.P. or TPV, L.P.;

                  (n)  elect to dissolve JWMFE, L.P. or TPV, L.P.; or

                  (o)  amend any provision of the Amended and Restated Agreement of Limited Partnership of JWMFE, L.P or the Limited
Partnership Agreement of TPV, L.P.

         4.5  Additional Restrictions.  The Corporation will not take or agree to take, or permit or cause JWMFE, L.P. or TPV, L.P.
to take or agree to take, any of the following actions without the prior written consent of J.W. Marriott, Jr.:

                  (a)  permit TPV, L.P. to pledge more than 15% of the JWM, Jr. Shares, whether in one transaction or a series of transactions; or

                  (b)  permit TPV, L.P. to sell, exchange or otherwise dispose of more than 15% of the JWM, Jr. Shares, whether in one transaction or a series of transactions, it being understood that this Section 4.5(b) shall not prohibit a transfer of the
JWM, Jr. Shares pursuant to a pledge that is permitted by Section 4.5(a).

This Section 4.5 shall cease to be effective at the time of the death of J. Willard Marriott, Jr. or his adjudication of incompetency.

         4.6  Responsibilities, Fiduciary Obligations, and Liabilities.

                  (a)  Conduct of Business.  The powers granted and authority delegated under this Agreement to any of the
Stockholders, in their individual capacities, shall not impose any greater duty on such Stockholders, in their capacities as stockholders, directors or officers of the Corporation, than is imposed by applicable law with respect to the conduct of the business and operations of the Corporation.  No Stockholder shall be required by this Agreement to devote his or her full time and attention to the business of the Corporation.

                  (b)  Exculpation.  No Stockholder shall be liable, in damages or otherwise, to the Corporation or to any other
Stockholder for any loss that arises out of any acts or omissions performed or omitted by him or her pursuant to the authority granted by this Agreement if the conduct of such Stockholder did not constitute willful misconduct.  The termination of any action, suit, or proceeding by judgment, order, settlement, or otherwise adverse to a Stockholder shall not, of itself, create a presumption that the conduct of such Stockholder constituted willful misconduct.  Nothing herein shall exculpate a Stockholder with respect to any breach of his obligations under this Agreement or to the extent prohibited by applicable law.

                  (c)  Permitted Transactions.  Any Stockholder, or any partner, affiliate, agent, or representative of any
Stockholder, may engage in or possess an interest in other business ventures of any nature or description, independently or with others, whether currently existing or hereafter created.  Neither the Corporation nor any other Stockholder shall have any rights in or to the income or profits derived therefrom, nor shall any Stockholder have any obligation to any other Stockholder with respect to such enterprise or related transaction.


         SECTION 5      OPERATIONAL POLICIES.

         5.1  Capital Contributions.  No Stockholder shall be required to contribute cash or property to the Corporation without his or her consent.

         5.2  Financial Reports.  The Corporation shall prepare and distribute to each Stockholder on a periodic basis as determined by the Board of Directors reports with respect to the finances of the Corporation, including such budgetary and financial data as will enable the Stockholders to understand the financial condition of the Corporation.


                                                                      - 4 -


         5.3  Maintenance of Books of Account.  The Corporation shall keep, at its principal place of business, full and complete books of account.  The Corporation shall, as and when reasonably requested by a Stockholder, prepare and furnish to such Stockholder such financial and other data concerning its affairs as may be reasonably required by such Stockholder for tax, accounting, or other legitimate business purposes.

         5.4  Rights of Audit and Inspection.  Each Stockholder (and, if deemed appropriate in the circumstances by such
Stockholder, his auditors, accountants, and legal counsel) shall have full access at all reasonable times during normal business hours to all the books and records of the Corporation, including the right to examine and audit any of such books and records and make copies and extracts therefrom.

         5.5  Taxable Year.  The Corporation's taxable year shall end on December 31.


         SECTION 6      S CORPORATION PROVISIONS.

         6.1  S Corporation Election.  The parties intend that the Corporation shall be an "S corporation" under Section 1361 of the
Code.  The Corporation and the Stockholders agree to keep in full force and effect the election and consent described in Section
1362(a)(2) of the Code.  The election shall not be terminated by the Corporation without the prior written consent of each of the
Original Voting Stockholder Nominees, and no Stockholder shall revoke his or her consent without the express written consent of each of the Original Voting Stockholder Nominees.

         6.2  Transfers.  Notwithstanding any other provision of this Agreement, each Stockholder agrees that he or she will not transfer any Stock to any Person that is not a permitted shareholder of an "S corporation," nor will any Stockholder otherwise, by action or inaction, cause any circumstances to exist that would disqualify the Corporation as an "S corporation."

         6.3  Provisions Applicable to Trusts.  Each Trust represents to the Corporation and each other Stockholder that it is a trust of the type described in Section 1361(c)(2)(A) of the Code (an "Eligible Trust") and covenants that for so long as it is a
Stockholder it will take all actions necessary to cause it to remain an Eligible Trust.  Any trust that proposes to acquire any
Stock pursuant to Section 3.2 or Section 3.3, as a condition precedent to the transfer of Stock to such trust, shall represent to the Corporation and each Stockholder that it is an Eligible Trust and shall covenant that for so long as it is a Stockholder it will take all actions necessary to cause it to remain an Eligible Trust.  If at any time any trust (including any Trust) that holds any Stock ceases to be an Eligible Trust, all Stock held by such trust shall immediately, without further action by any party or the execution and delivery of any further documents or instruments, divest upon the individual beneficiary of such trust, or, if such beneficiary has died, his or her estate.


         SECTION 7      REPRESENTATIONS AND WARRANTIES.

         Each of the parties to this Agreement represents and warrants to the other parties as follows:

         7.1  Authorization and Binding Obligation.  This Agreement has been duly executed and delivered by such party and constitutes the legal, valid, and binding obligation of such party, enforceable against it in accordance with its terms except as the enforceability of this Agreement may be affected by bankruptcy, insolvency, or similar laws affecting creditors' rights generally or by judicial discretion in the enforcement of equitable remedies.

         7.2  Absence of Conflicting Agreements or Consents.  The execution, delivery, and performance by such party of this
Agreement and the documents contemplated hereby (with or without the giving of notice, the lapse of time, or both): (a) do not require the consent of any third party; (b) will not conflict with, result in a breach of, or constitute a default under any applicable law, judgment, order, ordinance, injunction, decree, rule, regulation, or ruling of any court or governmental instrumentality; and (c) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, or accelerate or permit the acceleration of any performance required by the terms of any agreement, instrument, license, or permit to which such party is a party or by which such party may be bound.


         SECTION 8      CORPORATE RECORDS; LEGEND ON CERTIFICATES.

         8.1  Stock Transfer Record.  The Corporation shall keep a stock transfer book in which the name and address of each stockholder shall be recorded.  No transfer or issuance of any Stock shall be effective or valid unless and until recorded in the stock transfer book.  The Corporation agrees not to record any transfer or issuance of Stock in the stock transfer book unless the transfer or issuance complies with all provisions of this Agreement.  Any Stockholder desiring to transfer Stock in accordance with the provisions of this Agreement shall furnish to the Corporation any evidence of compliance with this Agreement that is reasonably required by the Board of Directors of the Corporation.

         8.2  Legend on Stock Certificates.  Each certificate representing shares of Stock of the Corporation now or hereafter held by any Stockholder shall bear any legends required by applicable law and shall bear a statement in substantially the following form:

         The voluntary or involuntary encumbering, transfer, or other disposition (including any disposition pursuant to the laws of bankruptcy, intestacy, descent and distribution, or succession) of the shares of stock evidenced by the within certificate is restricted under the terms of an Amended and Restated Stockholders Agreement, dated as of May
         __, 2006, by and among JWM Family Enterprises, Inc. (the "Corporation"), J. Willard Marriott, Jr., Deborah Marriott
         Harrison, Stephen Garff Marriott, John Willard Marriott III, David Sheets Marriott, the Deborah Marriott 1974 Trust,
         the Stephen Garff Marriott 1974 Trust, the John Willard Marriott III 1974 Trust, and the David Sheets Marriott 1974
         Trust.  A copy of the Stockholders Agreement is on file at the principal office of the Corporation.  Upon written request of any stockholder of the Corporation, the Corporation shall furnish, without charge to the stockholder, a copy of the Stockholders Agreement.


                                                                      - 5 -


         8.3  Copies to be Made Available.  A copy of this Agreement shall be placed on file at the principal place of business of the Corporation and at any other office where a copy of this Agreement must be placed in accordance with applicable law.  Such copies of this Agreement shall be subject to the same right of examination by any shareholder of the Corporation, either in person or by an agent or attorney, as the books and records of the Corporation.


         SECTION 9      MISCELLANEOUS.

         9.1  Term of Agreement.  This Agreement shall be effective as of the date first set forth above and shall terminate at such time as none of the Original Voting Stockholders (or any Person or trust that is a permitted transferee of an Original Voting
Stockholder as provided in Section 3.2, Section 3.3 and Section 3.4) holds any Stock of the Corporation.  Termination of this
Agreement will not affect any party's liability for a breach of this Agreement that occurred prior to such termination.

         9.2  Agreement Binding Upon Transferees.  If any Stock is transferred by a Stockholder to any party, the transferee shall take such Stock subject to all provisions, conditions, and covenants of this Agreement, and, as a condition precedent to the transfer of Stock to any Person who was not a Stockholder prior to such transfer, the transferor shall provide to the Corporation the agreement of the transferee (for and on behalf of himself or itself, his or its legal representatives, and his or its transferees and assigns) in writing to be bound by all provisions of this Agreement as a party and in the capacity as a
Stockholder, and shall provide (or cause to be provided) to the Corporation, if requested by the Corporation, sufficient evidence of the legal right and authority of the transferee to have the Stock so transferred.

         9.3  Specific Performance.  The parties agree that the failure of any party to perform the obligations provided by this
Agreement could result in irreparable damage to the other parties, and that monetary damages alone would not be adequate to compensate the non-defaulting party for its injury.  Any party shall therefore be entitled, in addition to any other remedies that may be available, including money damages, to obtain specific performance of the terms of this Agreement.  If any action is brought by any party to enforce this Agreement, any party against which the action is brought shall waive the defense that there is an adequate remedy at law.

         9.4  Amendments.  This Agreement cannot be amended, supplemented, or modified and no provision of this Agreement may be waived except by an agreement in writing which makes specific reference to this Agreement and which is signed by those Stockholders holding 75% or more of the Class A Stock and those Stockholders holding 75% or more of the Class B Stock; provided, however, that any amendment or modification that would treat a Stockholder differently than another Stockholder of the same class in a material and adverse manner (except in proportion to their ownership interests or voting rights) shall require the consent of such
Stockholder.

         9.5  Notices.  All notices, demands, and requests required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed to have been duly delivered and received (a) on the date of personal delivery, (b) on the date of receipt (as shown on the return receipt) if mailed by registered or certified mail, postage prepaid and return receipt requested, or sent by commercial courier service, or (c) on the date of receipt by telecopy.  Notices, demands, and requests shall be addressed to the address that a party may designate from time to time upon notice to the other parties given in like manner.
Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice, demand, or request sent.

         9.6  Invalid or Unenforceable Provisions.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions be consummated as originally contemplated to the fullest extent possible.

         9.7  Benefit and Burden.  This Agreement shall inure to the benefit of, and shall be binding upon, the parties and their legatees, distributees, estates, executors, administrators, personal representatives, successors and assigns, and other legal representatives.  Nothing express or implied in this Agreement is intended or shall be construed to confer upon or to provide any
Person, other than the parties, any rights or remedies hereunder or by reason hereof.  This Agreement and all its conditions and provisions are intended to be, and are, for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns and are not for the benefit of any other Person.

         9.8  Gender and Number.  Words used herein, regardless of the gender and number specifically used, shall be deemed and construed to include any other gender, masculine, feminine or neuter, and any other number, singular or plural, as the context requires.

         9.9  Waiver.  The failure of any party at any time to insist upon strict performance of any condition, promise, agreement, or understanding set forth in this Agreement shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or any other condition, promise, agreement, or understanding at a future time.

         9.10  Expenses.  Except as otherwise provided in this Agreement, each party shall pay its own expenses incurred in connection with the authorization, preparation, execution, and performance of this Agreement, including all fees and expenses of counsel, accountants, agents, and other representatives.

         9.11  Entire Agreement.  This Agreement contains the entire agreement between the parties, and supersedes all prior written and oral agreements between the parties relating to the subject matter hereof.  No variations, modifications, or changes herein or hereof shall be binding upon either party unless set forth in a document duly executed by or on behalf of such party except as expressly provided herein.

                                                                      - 6 -



         9.12  GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED, CONSTRUED, AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF
DELAWARE (WITHOUT REGARD TO THE CHOICE OF LAW PROVISIONS THEREOF).

         9.13  Headings.  The headings, subheadings, and other captions in this Agreement are for convenience of reference only and shall not be used in interpreting, construing, or enforcing any of the provisions of this Agreement.

         9.14  Counterparts.  This Agreement may be executed in any number of counterparts, all of which together shall constitute one instrument.

         9.15  Exclusive Agreement.  Except as expressly authorized by this Agreement, none of the parties hereto shall enter into a voting trust or voting agreement with any other Person (other than another Stockholder that is a party to and bound by this
Agreement) or give a proxy to any such Person or otherwise agree with any such person to restrict or limit the power to vote any
Stock.

         9.16  Conflicting Charter or By-Law Provisions.  Each Stockholder entitled to vote any Stock shall, at all times and from time to time as required, vote his or her Stock, and shall take all other actions necessary, to ensure that the Certificate of
Incorporation of the Corporation and the By-Laws of the Corporation facilitate and do not at any time conflict with the provisions of this Agreement.

         9.17  Mediation; Arbitration.

                  (a)  Mediation.  If a dispute arises out of or relates to this Agreement or any alleged breach thereof and if the dispute is not settled through negotiation, the Stockholders involved in the dispute agree to submit the dispute for mediation administered by the American Arbitration Association (or any organization successor thereto) ("AAA") under its Commercial Mediation
Rules before resorting to arbitration.  Any Stockholder involved in the dispute may initiate mediation pursuant to Rule 2 of the
AAA's Commercial Mediation Rules.  The Stockholders will cooperate with the AAA and with one another in the appointment of a mediator and in scheduling the mediation proceedings.  Unless otherwise agreed by the Stockholders involved in the dispute, the first mediation session shall be held no later than thirty days after the date of filing the written request for mediation, and the memorandum provided for under Rule 9 of the Commercial Mediation Rules shall be provided to the mediator at least five days prior to the first mediation session.  All offers, promises, conduct, and statements, whether oral or written, made in the course of the mediation by any of the Stockholders, their agents, employees, experts, and attorneys, and by the mediator or any AAA employees, shall be confidential and inadmissible for any purposes, including impeachment, in any arbitration or other proceeding involving the parties, but evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.  Any Stockholder involved in the dispute may initiate arbitration with respect to the matters submitted to mediation by filing a written demand for arbitration with the AAA no sooner than thirty days after the first mediation session.  The mediation may continue after the commencement of arbitration if the Stockholders involved so agree.  Unless otherwise agreed by the Stockholders involved in the dispute, the mediator shall be disqualified from serving as arbitrator in the case.

                  (b)  Arbitration.  If a dispute arises out of or relates to this Agreement or any alleged breach thereof, and if the dispute is not resolved through negotiation and mediation, such dispute shall be settled by arbitration in Washington, D.C. in accordance with the Commercial Arbitration Rules of the AAA and the Supplementary Procedures for Large, Complex Disputes of the AAA
or other rules agreed to by the Stockholders involved in the dispute, by three arbitrators.  The Stockholder requesting arbitration shall do so by giving notice to that effect (the "Arbitration Notice") to the other Stockholder or Stockholders involved in the dispute and by filing the notice with the AAA in accordance with Rule 6 of the Commercial Arbitration Rules.  Within thirty days after the Arbitration Notice is filed, the Stockholders involved in the dispute shall select three arbitrators from the arbitrators in the Large, Complex case pool for the Washington, D.C. AAA office, as follows: the Stockholder requesting arbitration shall select one arbitrator; the other Stockholder or Stockholders shall select one arbitrator; and the two selected arbitrators shall select a third arbitrator.  The arbitrators shall take evidence directly from witnesses and documents presented by the Stockholders involved in the dispute.  All witnesses shall be available for cross-examination.  The arbitrators shall have no authority to make any decision or issue any award that is inconsistent with this Agreement.  The arbitrators shall render their written decision and award, including a statement of reasons upon which such award is based, within ninety days after their receipt of all information required to be submitted to them or otherwise requested by them.  The agreement to arbitrate set forth in this Section shall be construed, and the legal relations among the Stockholders shall be determined in accordance with, the substantive laws of the State of Delaware as provided for in Section 9.12 of this Agreement. The decision of the arbitrators shall be in writing and shall be binding upon the Stockholders involved in the dispute, final and non-appealable.  Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.  No action at law or in equity based upon any dispute that is subject to arbitration under this Section shall be instituted.  All expenses of any arbitration pursuant to this Section, including fees and expenses of the Stockholders' attorneys, fees and expenses of the arbitrators, and fees and expenses of any witness or the cost of any proof produced at the request of the arbitrators, shall be borne by the Stockholders as determined by the arbitrators.


                                                      [Signatures on Following Pages]











                                                                      - 7 -


              IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

                                                                              JWM FAMILY ENTERPRISES, INC.


                                                                              By:/s/  John Willard Marriott III
                                                                                 ---------------------------------
                                                                                 John Willard Marriott III
                                                                                 President


                                                                                 /s/  J. Willard Marriott, Jr.
                                                                                 ---------------------------------
                                                                                 J. Willard Marriott, Jr.


                                                                                 /s/  Deborah Marriott Harrison
                                                                                 ---------------------------------
                                                                                 Deborah Marriott Harrison


                                                                                 /s/  Stephen Garff Marriott
                                                                                 ---------------------------------
                                                                                 Stephen Garff Marriott


                                                                                 /s/  John Willard Marriott III
                                                                                 -------------------------------
                                                                                 John Willard Marriott III


                                                                                 /s/  David Sheets Marriott
                                                                                 -------------------------------
                                                                                 David Sheets Marriott


                                                                              The Deborah Marriott 1974 Trust



                                                                              By:/s/  Donna G. Marriott
                                                                                 -------------------------------
                                                                                 Donna G. Marriott
                                                                                 Co-Trustee


                                                                              By:/s/  Sterling D. Colton
                                                                                 -------------------------------
                                                                                 Sterling D. Colton
                                                                                 Co-Trustee



                                                                              The Stephen Garff Marriott 1974 Trust


                                                                              By:/s/  Donna G. Marriott
                                                                                 -------------------------------
                                                                                 Donna G. Marriott
                                                                                 Co-Trustee


                                                                              By:/s/  Sterling D. Colton
                                                                                 -------------------------------
                                                                                 Sterling D. Colton
                                                                                 Co-Trustee


                                                                              The John Willard Marriott III 1974 Trust


                                                                              By:/s/  Donna G. Marriott
                                                                                 -------------------------------
                                                                                 Donna G. Marriott
                                                                                 Co-Trustee


                                                                              By:/s/  Sterling D. Colton
                                                                                 -------------------------------
                                                                                 Sterling D. Colton
                                                                                 Co-Trustee




                                                                              The David Sheets Marriott 1974 Trust


                                                                              By:/s/  Donna G. Marriott
                                                                                 -------------------------------
                                                                                 Donna G. Marriott
                                                                                 Co-Trustee


                                                                              By:/s/  Sterling D. Colton
                                                                                 -------------------------------
                                                                                 Sterling D. Colton
                                                                                 Co-Trustee

